                                                                          Exhibit 99(c)

                           Entergy Louisiana, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                             Twelve Months Ended
                                                                                                               March 31,
                                                               1997      1998      1999      2000      2001      2001
Fixed charges, as defined:
Total Interest                                                $128,900  $122,890  $117,247  $111,743  $116,076  $113,382
  Interest applicable to rentals                                 9,203     9,564     9,221     6,458     7,951     6,988
                                                              ----------------------------------------------------------

Total fixed charges, as defined                                138,103   132,454   126,468   118,201   124,027  $120,370

Preferred dividends, as defined (a)                             22,103    20,925    16,006    16,102    12,374   $11,821
                                                              ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $160,206  $153,379  $142,474  $134,303  $136,401  $132,191
                                                              ==========================================================

Earnings as defined:

  Net Income                                                  $141,757  $179,487  $191,770  $162,679  $132,550  $155,185
  Add:
    Provision for income taxes:
Total Taxes                                                     98,965   109,104   122,368   112,645    86,287   100,672
    Fixed charges as above                                     138,103   132,454   126,468   118,201   124,027   120,370
                                                              ----------------------------------------------------------
Total earnings, as defined                                    $378,825  $421,045  $440,606  $393,525  $342,864  $376,227
                                                              ==========================================================

Ratio of earnings to fixed charges, as defined                    2.74      3.18      3.48      3.33      2.76      3.13
                                                              ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  2.36      2.75      3.09      2.93      2.51      2.85
                                                              ==========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
    minus the income tax rate.
